[redacted]

15048488

UNITE
SECURITIES AND EX
Washingto

Public

SEC MAIL PROCESSING RECEIVED MAR 0 2 2015 WASH DC 104 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 [redacted]-27736

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: International Assets Advisory, LLC

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 South Orange Avenue, #1100
(No. and Street)

Orlando	FL	32801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sheri Cuff — 407-254-1515
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore Stephens Lovelace PA
(Name - *if individual, state last, first, middle name*)

1201 S. Orlando Avenue, Suite 400, Winter Park	Florida	32789-7192
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

KW 3/13

OATH OR AFFIRMATION

I, Edward Cofrancesco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or ______________________, as of December 31, 2014 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHAWNALEE REBECCA WOODS
MY COMMISSION #EE882877
EXPIRES March 12, 2017
(407) 398-0153 FloridaNotaryService.com
NOTARY PUBLIC STATE OF FLORIDA

E Cofrancesco
Signature

President
Title

Shawnalee Woods
Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERNATIONAL ASSETS ADVISORY, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS		
Cash and cash equivalents		$ 224,590
Deposits at clearing brokers		150,000
Securities owned, at fair value		620,203
Commissions receivable		238,427
Notes receivable		89,344
Due from affiliates		730,217
Prepaid expenses and other assets		187,711
Property and equipment, net		10,618
	TOTAL ASSETS	$ 2,251,110
LIABILITIES		
Commissions payable		$ 347,844
Accounts payable and accrued expenses		71,188
Securities bought short		261,983
Deferred Revenue		20,000
Due to affiliates		6,401
	TOTAL LIABILITIES	707,416
COMMITMENTS AND CONTINGENCIES, AND GUARANTEES		
MEMBER'S EQUITY		1,543,694
	TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 2,251,110

The accompanying notes are an integral part of these financial statements.